STELLAR PHARMACEUTICALS, INC.
544 Egerton Street
London, Ontario
Canada N5W 3Z8
(519) 434-1540

May 6, 2011

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re:     Stellar Pharmaceuticals, Inc.

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the undersigned hereby requests acceleration of the effective date of its Registration Statement on Form S-1 under said Act (Registration No. 333-170459), so that the same will be declared effective on May 10, 2011 at 10:30 a.m., New York City time, or as soon thereafter as practicable.

Very truly yours,

Stellar Pharmaceuticals, Inc.

By:	/s/ Janice M. Clarke
Name: Janice M. Clarke
Title: Chief Financial Officer and
VP of Administration